UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amgen Inc.

File No. 0-12477 - CF#29201

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Amgen Inc. submitted an application under Rule 24b-2 of the Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form10-Q filed on August 13, 2002 and a 10-K filed March 10, 2003.

Based on representations by Amgen Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.77	10-Q	August 13, 2002	through November 27, 2017
10.87	10-K	March 10, 2003	through November 27, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura S. Crotty
Special Counsel